J.P. Morgan Securities Inc.
277 Park Avenue
New York, NY 10172

May 18, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
Sirtris Pharmaceuticals, Inc.
Registration Statement on Form S-1
Registration File No. 333-140979

Dear Mr. Riedler and Mr. Krug:

        In accordance with Rule 461 of the Securities Act of 1933, as amended (the "Act"), we hereby join in the request of Sirtris Pharmaceuticals, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m. (New York time) on May 22, 2007, or as soon thereafter as practicable.

        Pursuant to Rule 460 under the Act, please be advised that between May 8, 2007 and May 17, 2007, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated May 8, 2007 (the "Preliminary Prospectus"):

        7,248 copies to prospective underwriters, institutional investors, dealers and others.

        In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
J.P. MORGAN SECURITIES INC. Acting severally on behalf of themselves and the several Underwriters
By:	J.P. Morgan Securities Inc.
By:	/s/ PAUL HENDERSON Name: Paul Henderson Title: Managing Director